UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BigBear.ai Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

08975B109

(CUSIP Number)

BBAI Ultimate Holdings, LLC

2500 N. Military Trail,

Suite 470

Boca Raton, Florida 33431

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Timothy Cruickshank, P.C.

Jennifer Karinen

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

March 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons BBAI Ultimate Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 105,000,000
	9	Sole dispositive power 0
	10	Shared dispositive power 105,000,000

11	Aggregate amount beneficially owned by each reporting person 105,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 74.2%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 141,477,297 shares of Common Stock of the Issuer issued and outstanding as of March 24, 2023 reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2023.

1	Names of reporting persons AE BBAI Aggregator, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 113,250,000
	9	Sole dispositive power 0
	10	Shared dispositive power 113,250,000

11	Aggregate amount beneficially owned by each reporting person 113,250,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.0%(1)
14	Type of reporting person (see instructions) PN

(1)

Calculation is based upon 141,477,297 shares of Common Stock of the Issuer issued and outstanding as of March 24, 2023 reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2023.

1	Names of reporting persons Michael R. Greene
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 113,344,134
	9	Sole dispositive power 0
	10	Shared dispositive power 113,344,134

11	Aggregate amount beneficially owned by each reporting person 113,344,134
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.1%(1)
14	Type of reporting person (see instructions) IN

(1)

Calculation is based upon 141,477,297 shares of Common Stock of the Issuer issued and outstanding as of March 24, 2023 reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2023.

1	Names of reporting persons David H. Rowe
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 113,344,134
	9	Sole dispositive power 0
	10	Shared dispositive power 113,344,134

11	Aggregate amount beneficially owned by each reporting person 113,344,134
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.1%(1)
14	Type of reporting person (see instructions) IN

(1)

Calculation is based upon 141,477,297 shares of Common Stock of the Issuer issued and outstanding as of March 24, 2023 reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2023.

1	Names of reporting persons Aeroequity GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 113,250,000
	9	Sole dispositive power 0
	10	Shared dispositive power 113,250,000

11	Aggregate amount beneficially owned by each reporting person 113,250,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.0%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 141,477,297 shares of Common Stock of the Issuer issued and outstanding as of March 24, 2023 reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2023.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”) of BigBear.ai Holdings, Inc. (f/k/a GigCapital4, Inc.), a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 17, 2021 (as amended, the “Statement” or “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Statement. This Amendment No. 1 reflects, among other things, (i) a reduction in reported beneficial ownership due to an increase in the Issuer’s issued and outstanding shares of Common Stock and (ii) shares of Common Stock issued by the Issuer to Kirk Konert and Jeffrey Hart in their capacities as directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The following information is as of the date hereof and assumes there are 141,477,297 shares of Common Stock of the Issuer issued and outstanding as of March 24, 2023 based on information furnished by the Issuer.

Holdings is the direct beneficial owner of 105,000,000 shares of Common Stock. Holdings beneficially owns 74.2% of the Common Stock outstanding as of the date of this Amendment No. 1.

Aggregator is the direct beneficial owner of 8,250,000 shares of Common Stock. Aggregator beneficially owns 80.0% of the Common Stock outstanding as of the date of this Amendment No. 1.

Kirk Michael Konert, a Partner at AE Industrial Partners, LP, and Jeffrey Hart, a Principal at AE Industrial Partners, LP, have each agreed to assign, transfer, convey and deliver to AE Industrial Partners, LP, any shares of Common Stock granted to Mr. Konert and Mr. Hart in connection with their service on the board of directors of the Issuer (the “Director Shares”).

Voting and dispositive power with respect to the shares of Common Stock held by each of Holdings and Aggregator and with respect to the 94,134 Director Shares is exercised by Michael R. Greene and David H. Rowe.

(b) Each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 113,344,134 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Amendment No. 1.

(c) Except as otherwise set forth in this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of April 6, 2023

Exhibit 2	Agreement and Plan of Merger, dated as of June 4, 2021, by and among the Acquiror, Merger Sub, BigBear, and Holdings (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed by the Issuer on August 9, 2021).

Exhibit 3	Amendment No. 2 to Merger Agreement, dated as of November 29, 2021 (incorporated by reference to Exhibit 10.1 filed on the Issuer’s Current Report on Form 8-K, filed by the Issuer on November 30, 2021).

Exhibit 4	Amended and Restated Investor Rights Agreement, dated December 6, 2021, by and among BigBear.ai Holdings, Inc. (formerly known as GigCapital4, Inc.), BBAI Ultimate Holdings, LLC, AE BBAI Aggregator, LP, GigAcquisitions4, LLC, Oppenheimer & Co. Inc., Nomura Securities International, Inc., BMO Capital Markets Corp., William Blair & Company, L.L.C., and Other Holders (as defined in the Amended and Restated Investor Rights Agreement) (incorporated by reference to Exhibit 10.7 filed on the Issuer’s Current Report on Form 8-K, filed by the Issuer on December 7, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2023

BBAI ULTIMATE HOLDINGS, LLC

By:	/s/ Jeffrey Hart
Name: Jeffrey Hart
Title: Vice President and Secretary

AE BBAI AGGREGATOR, LP

By: AE BBRED GP, LLC
Its: General Partner

By:	/s/ Kirk Konert
Name: Kirk Konert
Title: President

AEROEQUITY GP, LLC

By:	/s/ Michael R. Greene
Name: Michael R. Greene
Title: Managing Member

By:	/s/ Michael R. Greene
Name: Michael R. Greene

By:	/s/ David H. Rowe
Name: David H. Rowe